THE CRAFTER'S BOX, INC.

Consolidated Financial Statements for the Years Ended December 31, 2021, and 2020

With Independent Accountant's Review Report

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
The Crafter's Box, Inc.
San Diego, California

We have reviewed the accompanying consolidated financial statements of The Crafter's Box, Inc., which comprise the consolidated balance sheets as of December 31, 2021, and 2020, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of The Crafter's Box, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 22, 2023

THE CRAFTER'S BOX, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

		2021		2020
CURRENT ASSETS				
Cash and cash equivalents	$	464,893	$	40,093
Accounts receivable, net		2,956		-
Inventory		556,936		213,675
Employee retention credit receivable		243,538		113,912
Prepaid expenses and other current assets		9,381		5,500
TOTAL CURRENT ASSETS		1,277,704		373,180
PROPERTY AND EQUIPMENT				
Property and equipment, net		38,529		14,605
OTHER ASSETS				
Deposit		4,706		4,706
TOTAL ASSETS	$	1,320,939	$	392,491

LIABILITIES AND SHAREHOLDERS' EQUITY

		2021		2020
CURRENT LIABILITIES				
Accounts payable	$	39,518	$	13,328
Credit cards payable		176,311		112,071
Gift card liability		94,005		35,347
Deferred revenue		68,123		14,514
Due to related party		4,606		-
Note payable - related party		15,224		39,789
Notes payable - current portion		-		58,900
Accrued payroll expenses		-		16,593
SBA PPP loan		-		59,900
TOTAL CURRENT LIABILITIES		397,787		350,442
LONG-TERM LIABILITIES				
Notes payable		-		42,705
Convertible notes		-		747,819
TOTAL LONG-TERM LIABILITIES		-		790,524
TOTAL LIABILITIES		397,787		1,140,966
SHAREHOLDERS' EQUITY				
Preferred stock, see note 9		96		-
Common stock, see note 9		108		106
Additional paid-in capital		3,478,070		70,548
Accumulated deficit		(2,555,122)		(819,129)
TOTAL SHAREHOLDERS' EQUITY		923,152		(748,475)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,320,939	$	392,491

See independent accountant's review report and accompanying notes to financial statements.

THE CRAFTER'S BOX, INC.
CONSOLDIATED STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 2,038,060	$ 1,771,901
COST OF GOODS SOLD	1,533,173	1,326,308
GROSS PROFIT	504,887	445,593
OPERATING EXPENSES		
Depreciation expense	18,042	6,764
General and administrative	1,365,099	737,743
Product development	191,140	144,972
Professional fees	119,186	35,819
Sales and marketing	586,352	140,874
TOTAL OPERATING EXPENSES	2,279,819	1,066,172
NET OPERATING LOSS	(1,774,932)	(620,579)
OTHER INCOME/(EXPENSES)		
SBA PPP forgiveness	59,900	-
Other income	-	7,883
Loss on sale of asset	(414)	-
Interest expense	(20,547)	(29,833)
TOTAL OTHER INCOME/(EXPENSES)	38,939	(21,950)
NET LOSS	$ (1,735,993)	$ (642,529)

See independent accountant's review report and accompanying notes to financial statements.

THE CRAFTER'S BOX, INC.
CONSOLDIATED STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

| | Preferred Stock | | Common Stock | | Membership | Additional | Retained Earnings | |
	Shares	Amount	Shares	Amount	Units	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	-	$ -	-	$ -	50,654	$ -	(176,600)	$ (125,946)
Issuance of stock	-	-	1,063,830	106	(50,654)	70,548	-	$ 20,000
Net loss	-	-	-	-	-	-	(642,529)	$ (642,529)
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	1,063,830	$ 106	$ -	$ 70,548	$ (819,129)	$ (748,475)
Issuance of stock	962,563	96	13,500	2	-	3,407,522	-	$ 3,407,620
Net loss	-	-	-	-	-	-	(1,735,993)	$ (1,735,993)
ENDING BALANCE, DECEMBER 31, 2021	**962,563**	**$ 96**	**1,077,330**	**$ 108**	**$ -**	**$ 3,478,070**	**(2,555,122)**	**$ 923,152**

See independent accountant's review report and accompanying notes to financial statements.

THE CRAFTER'S BOX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,735,993)	$ (642,529)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense	18,042	6,764
Forgiveness of SBA PPP loan	(59,900)	-
(Increase) decrease in assets:		
Accounts receivable	(2,956)	-
Inventory	(343,261)	(63,675)
Prepaid expenses and other current assets	(3,881)	-
Deposits	-	(4,706)
Employee retention credit receivable	(129,626)	(113,912)
Increase (decrease) in liabilities:		
Accounts payable	26,190	9,484
Credit cards payable	64,240	(38,728)
Gift card liability	58,658	35,347
Deferred revenue	53,609	14,514
Accrued payroll	(16,593)	(25,963)
Accrued interest	-	22,444
CASH USED FOR OPERATING ACTIVITIES	(2,071,471)	(800,960)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(41,966)	(6,276)
CASH USED FOR INVESTING ACTIVITIES	(41,966)	(6,276)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	-	725,375
Due to related party	4,606	-
Issuance of SBA PPP loan	-	59,900
Repayment of note payable - related party	(24,565)	(20,000)
Issuance of stock	2,659,801	20,000
Issuance/(Repayment) of notes payable	(101,605)	55,273
CASH PROVIDED BY FINANCING ACTIVITIES	2,538,237	840,548
NET INCREASE IN CASH	424,800	33,312
CASH AT BEGINNING OF YEAR	40,093	6,781
CASH AT END OF YEAR	$ 464,893	$ 40,093
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 10,525	$ 7,389
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

   The Company
   The Crafter's Box, Inc. (the "Company") was incorporated in the State of Delaware on January 10, 2020. The Company was originally formed in the State of California on November 18, 2015, as The Crafters Box, LLC. On January 10, 2020, The Crafter's Box, Inc. was incorporated and all ownership of The Crafter's Box, LLC was exchanged for shares of common stock in The Crafter's Box, Inc. Thus, making The Crafter's Box, LLC a wholly owned subsidiary of The Crafter's Box, Inc.

   The Company's mission is to deliver a joyful crafting experience by providing all the tools, materials, and expert instruction you need to create artisan-level projects that inspire and fulfill your creative spirit.

   Going Concern
   Since Inception, the Company has relied on member contributions, prior to forming the Corporation to fund its operations. Since conversion, the Company has issued convertible notes and sold shares to help fund operations. As of December 31, 2021, and 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, and 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation and Consolidation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   The financial statements include the consolidated results of The Crafter's Box Inc., and The Crafter's Box, LLC (a wholly owned, subsidiary of The Crafter's Box, Inc.). As a result, the entities are consolidated, with accounts being combined from the earliest period and intercompany balances and transactions eliminated.

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Risks and Uncertainties (continued)
The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021 and 2020, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. The balance of inventory, consisted of the following as of December 31:

	2021	2020
Finished Goods	$ 556,936	$ 213,675
Total	$ 556,936	$ 213,675

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three to five years, while leasehold improvements are depreciated over five to fifteen years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

See independent accountant's review report.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes (continued)
Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during prior years. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues through online crafting experiences and subscription boxes. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020, the Company recognized $2,038,060 and $1,771,901 in revenue, respectively.

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2021 and 2020, the Company expensed a total of $191,140 and $144,972, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021 and 2020 was nil.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. Management is still evaluating the effects of the adoption of ASU 2016-02 on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. Management is still evaluating the effects of the adaptation of ASU 2020-06 on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. Management is still evaluating the effects of the adoption of ASU 2018-15 on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021 and 2020:

Property and equipment at cost:	2021	2020
Office Equipment	$ 20,012	$ 5,087
Leasehold Improvements	36,702	22,403
	56,714	27,490
Less: Accumulated depreciation	(18,185)	(12,885)
Total	$ 38,529	$ 14,605

4. **Convertible Notes**

During 2020, the Company issued several convertible promissory notes for a total of $725,375. A total of $22,444 of accrued interest was recorded as of December 31, 2020. The notes carry 5% APRs per annum, discount rates of 80%, valuation caps of $4,000,000 and maturity dates in April 2022.

The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event of at least $250,000, sale of the company or at the maturity date.

During 2021, all outstanding convertible notes, and the associated accrued interest converted into 279,718 shares of preferred stock.

5. **Due to Related Party**

From time-to-time, the majority shareholder of the Company provides funds to the Company to help cover operating expenses. As of December 31, 2021, and 2020, a total of $4,606 and nil was due to the majority shareholder. The advances bear no interest, minimum monthly payments or maturity dates. Management intends to pay back the funds within the next year.

6. **Note Payable – Related Party**

Since inception, a related party has provided loans to the Company valued at $15,224 and $39,789 as of December 31, 2021, and 2020, respectively. Interest is accrued annually at 8% per annum. There are no minimum monthly payments, and all notes have terms that mature in less than a year from issuance.

7. **Notes Payable**

Debt consisted of the following at December 31, 2021 and 2020:

	2021	2020
Contract note payable; interest at 1% per annum, maturing in October 2025, monthly payment of $952, collatalized by Company assets.	$ -	$ 50,000
Contract note payable; maturing in April 2022, minimum 60-day payment of $9,267, collateralized by a Company assets.	-	51,605
	$ -	$ 101,605
Less: Current portion of notes payable	-	58,900
Long term portion of notes payable	-	42,705

Maturity of the notes payable is as follows:

December 31, 2022	$ 58,900
December 31, 2023	11,038
December 31, 2024	11,149
December 31, 2025	11,261
December 31, 2026	9,257
	$ 101,605

8. **SBA PPP Loan**

In 2020, the Company received loan proceeds of $59,900 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and BayFirst National Bank as lender and agent for the Small Business Administration ("SBA"). The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As of December 31, 2021, the Company received notice from the SBA that the loan had been fully forgiven.

See independent accountant's review report.

9. **Equity**

Preferred Stock
Under the Company's amended articles of incorporation, the total number of preferred shares of stock that the Corporation has authority to issue is 1,000,394 shares at $0.0001 par value per share. Within the authorized preferred stock, the Company has authorized 675,154 shares of *Series Seed Preferred Stock*, 279,718 *Series Seed-1 Preferred Stock,* and 45,522 *Series Seed-2 Preferred Stock.* of As of December 31, 2021, and 2020, 962,563 and nil shares, respectively, of Preferred Stock have been issued and are outstanding.

Common Stock
Under the Company's amended articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 2,650,000 shares, at $0.0001 par value per share. As of December 31, 2021, and 2020, 1,077,330 and 1,063,830 shares have been issued and are outstanding.

Equity Incentive
The Company's 2021 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 213,197 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, and 2020, no shares have been issued under the Plan.

10. **Going Concern**

These financial statements are prepared on a going concern basis. The Company was incorporated on January 10, 2020, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

11. **Subsequent Events**

Issuance of Notes Payable
In June 2022, the Company entered into a loan with their merchant processor in exchange for $50,000. The loan has fixed fees of $3,800, matures in December 2023, and carries a repayment rate of 20% of daily merchant sales. The minimum payment every sixty days is $5,555.

During 2022 the Company entered into three separate promissory notes (with related parties) for a total of $200,000 with 8% interest per annum, minimum monthly payments of $1,000, and maturity dates in February 1, 2025.

In October 2022, the Company entered into a short-term loan agreement for $150,000. The minimum weekly payment is $3,289 over the next 12-months. The loan carries a 14% interest rate.

11. **Subsequent Events (continued)**

Issuance of Notes Payable (continued)
During 2022, the Company has issued a total of $205,000 of convertible promissory notes. The terms of these notes are similar to the terms in the Crowdfund offering discussed below.

Reverse Factoring Agreement
Pursuant to a reverse factoring agreement, the majority of the Company's payables are assigned on a pre-approved basis to an outside Company. The factoring charge amounts to 1.4% of the payable assigned. The Company's obligations to the factor are collateralized by all of the Company's accounts receivable, inventories, and equipment. The advances for factored payables are made pursuant to a revolving credit and security agreement. Pursuant to the terms of the agreement, the Company is required to maintain specified levels of working capital and tangible net worth, among other covenants. The Company draws down working capital advances and opens letters of credit (up to an aggregate maximum of $150,000) against the facility in amounts determined on a formula that is based on inventory, and cost of imported goods under outstanding letters of credit. A fee of 1.2% per month is charged on such advances. This allows the Company to extend each payable for up to an additional six months.

Employee Retention Credit Received
In January 2022, the Company received the full amount of the employee retention credit receivable.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,000,000 in Convertible Notes. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal, LLC and its wholly owned subsidiaries (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 7.5% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through March 22, 2023, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.